Exhibit 99.1

Foresight: Eye-Net Selected by Paris2Connect Consortium to

Participate in an Urban Mobility Experiment, Consortium

Members Include Nokia, ATC France, Aximum, RATP Group and Signify

Ness Ziona, Israel – February 10, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), was one of five winners selected by the Paris2Connect consortium to participate in an urban mobility experiment to take place in Paris’ Urban Innovation District. The Paris2Connect consortium includes Nokia (HEL: NOKIA), ATC France (a subsidiary of American Tower Corporation), Aximum, RATP Group, and Signify N.V. (AMS: LIGHT).

Eye-Net expects to benefit from testing its solution in an operational environment under real conditions along a 3.5-kilometer route in the heart of Paris. The project will test urban solutions that serve citizens while accelerating the development of innovative solutions for the management of public space. Eye-Net will test its collision prediction solution in real-life conditions which is intended to reduce the risk of accidents between micromobility users and public transport systems.

“Eye-Net is honored to have been selected by the Paris2Connect consortium to collaborate with leading European companies to enhance road safety and reduce the rate of road accidents involving vehicles and other vulnerable road users. We believe that Eye-Net offers a unique life-saving accident prevention solution particularly suited to large, active metropolitan areas like Paris. We also believe that having the support of a European technological consortium will help us grow our presence in Europe, an important target market for Eye-Net in the upcoming year,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Paris2Connect

Paris2Connect, an innovative project initiated in late 2018, aims to demonstrate how a shared urban digital infrastructure can meet the growing needs of the Smart City, connectivity and autonomous mobility, in an inclusive and environmentally friendly way.

Within the framework of this project, the different actors of the consortium (ATC France, Aximum, Nokia (HEL: NOKIA), RATP group, Signify N.V. (AMS: LIGHT)), are working in close collaboration with the City of Paris to respond to the multiple challenges of the city of tomorrow, paving the way for a more virtuous urban future that meets the needs of the community.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multispectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Eye-Net’s participation in an urban mobility experiment, the benefits intended to be realized by the use of the Eye-Net product, that Eye-Net offers a unique life-saving accident prevention solution that is particularly suited to large,active metropolitan areas like Paris, and that the support of a European technological consortium will help Eye-Net grow its presence in Europe, which is an important target market for Eye-Net in the upcoming year . Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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